Exhibit 99.1

N E W S   R E L E A S E

LAWSUIT AGAINST TALISMAN ENERGY DISMISSED

CALGARY, Alberta – September 12, 2006 – A lawsuit filed against Talisman Energy Inc. in 2001 by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act in the United States District Court for the Southern District of New York has been dismissed.

The decision released today by Judge Cote is a complete victory for Talisman Energy and terminates this action in its favour, subject to any appeal the plaintiffs might file. The Court concluded that the plaintiffs have no admissible evidence to support their claims against Talisman Energy.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate	Christopher J. LeGallais
& Investor Communications	Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

27-06